Exhibit 99.1

WISeKey’s Redomiciliation from Switzerland to the British Virgin Islands Becomes Legally Effective

Zug, Switzerland, October 1, 2026 – WISeQey Corp. (formerly known as WISeKey International Corp., “WISeQey” or the “Company”) (SIX: WIHN; NASDAQ: WKEY), a leading global quantum cybersecurity and space IoT company, today announced that the previously announced redomiciliation of WISeKey International Holding Ltd (“WISeKey”) from Switzerland to the British Virgin Islands became legally effective today (the “Redomiciliation”). The Redomiciliation was implemented through a cross-border merger of WISeKey with and into WISeQey, its wholly owned British Virgin Islands subsidiary, with WISeQey as the surviving company (the “Merger”).

The existing American Depositary Shares of WISeKey will continue to trade on Nasdaq, and the existing Class B shares of WISeKey will continue to trade on the SIX Swiss Exchange, in each case through the close of business on Friday, October 2, 2026. The ordinary shares of WISeQey are expected to commence trading under the ticker symbol “WQEY” on both the Nasdaq Global Market and the SIX Swiss Exchange (where they will have a primary listing) at market open on Monday, October 5, 2026.

Following cancellation of the existing WISeKey equity securities, holders of WISeKey equity securities will receive the applicable equity securities of WISeQey in accordance with the exchange ratios, elections, and settlement procedures previously communicated to shareholders and described in the prospectus relating to the Merger.

In connection with the completion of the Redomiciliation, (i) each WISeKey ADS will be exchanged for one-half of one WISeQey ordinary share, (ii) each WISeKey Class B share will be exchanged for one WISeQey ordinary share (unless such holder elected to receive WISeQey Class B shares), and (iii) each WISeKey Class B share held by a holder that elected to receive unlisted WISeQey Class B shares will be exchanged for ten WISeQey Class B shares.

About WISeQey

WISeQey Corp. (“WISeQey”), is a British Virgin Islands holding company focused on post quantum cybersecurity, digital identity, space technology and the Internet of Things (IoT). Its operating subsidiaries and technology platforms address distinct parts of this portfolio:

1.	SEALSQ Corp (Nasdaq: LAES) develops secure semiconductors, public key infrastructure (PKI) and post-quantum security products.

2.	WISeSat AG develops space technology and secure satellite communications, particularly for IoT applications.

3.	WISeID provides digital identity, authentication, secure access and digital signing for individuals, enterprises and connected devices.

4.	WISe.ART Corp operates the WISe.ART marketplace, which uses blockchain technology to support trusted digital asset and NFT transactions.

5.	SEALCOIN AG develops decentralized physical infrastructure network (DePIN) technology and the SEALCOIN platform.

Each subsidiary contributes to WISeQey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeQey platform. WISeQey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeQey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeQey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeQey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeQey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication contains forward-looking statements concerning WISeKey International Holding Ltd, WISeQey Corp. and/or their respective subsidiaries (collectively, “WISeKey,” “WISeQey,” “our” or “us”) and their businesses. Forward-looking statements can be identified by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that could cause WISeKey’s or WISeQey’s actual results, financial condition, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: the expected timing of the commencement of trading of WISeQey ordinary shares on the Nasdaq Global Market and the SIX Swiss Exchange; the completion of the exchange of WISeKey equity securities for WISeQey equity securities; the ability of WISeQey to realize the anticipated benefits of the Redomiciliation; and the risks discussed in WISeKey’s and WISeQey’s filings with the SEC. WISeKey and WISeQey are providing this communication as of this date and do not undertake to update any forward-looking statements as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Press and Investor Contacts

WISeQey Corp. Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeQey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lena.cati@theequitygroup.com